Exhibit 99.1

Scienjoy Holding Corporation Reports Nine months ended September 30, 2023
Unaudited Financial Results

BEIJING, December 15, 2023 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its unaudited financial results for the nine months ended September 30, 2023.

Nine Months 2023 Operating and Financial Summary

●	Total net revenues decreased to RMB1,036.6 million (US$142.1 million) for the nine months ended September 30, 2023 from RMB1,419.4 million in the same period of 2022.

●	Gross profit decreased to RMB138.6 million (US$19.0 million) for the nine months ended September 30, 2023 from RMB278.2 million in the same period of 2022.

●	Income from operations decreased to RMB8.5 million (US$1.2 million) for the nine months ended September 30, 2023 from RMB169.3 million in the same period of 2022. If excluded one-time provision for credit loss of RMB16.3 million, our income from operation would amount to RMB24.8 million (US$3.4 million) for the nine months ended September 30, 2023.

●	Net loss attributable to the Company’s shareholders was RMB34.7 million (US$4.8 million) for the nine months ended September 30, 2023, as compared with a net income attributable to the Company’s shareholders of RMB189.4 million in the same period of 2022. If excluded one-time expenses amounting to RMB58.5 million including investment impairment, share of unrealized loss, and provision for credit loss, the Company would have net income attributable to the Company’s shareholders of RMB23.8 million (US$3.3 million) for the nine months ended September 30, 2023.

●	Adjusted net loss attributable to the Company’s shareholders was RMB22.0 million (US$3.0 million) for the nine months ended September 30, 2023, as compared with a net income adjusted attributable to the Company’s shareholders of RMB172.5 million in the same period of 2022.

●	As of September 30, 2023, the Company had cash and cash equivalent balance of RMB198.7 million (US$27.2 million), increased by 13.4% from RMB175.3 million as of December 31, 2022.

●	Total paying users were 458,590 for the nine months ended September 30, 2023, compared to 596,449 in the same period of 2022.

●	Active broadcasters were 147,923 for the nine months ended September 30, 2023, increased from 126,518 in the same period of 2022, primarily due to our expansion in the overseas market.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “I am delighted to unveil our exciting developments in SJ Verse and other progress. SJ Media, arising from the merger between BeeLive and NUJOOM ALMASHREQ MEDIA L.L.C (“NUJOOM”), has evolved into an AI-enabled live streaming platform, providing unparalleled interactive experiences. SuperJ is reshaping the retail landscape with its distinctive ‘pay less and get a surprise’ model, elevating the lifestyle dimension of SJ Verse. DVCC TECHNOLOGY L.L.C (“DVCC”), our comprehensive race event platform, continues to deliver thrilling entertainment to our audience. However, our journey doesn’t stop here. The upcoming year holds the promise of even more enriching content and innovative product lines as we remain committed to leveraging AI to redefine digital entertainment and create a lifestyle metaverse ecosystem anchored in SJ Verse.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Navigating through an increasingly competitive landscape of China’s mobile live streaming in the third quarter of 2023, we experienced a modest decrease in total net revenues. We are proactively optimizing our cost structures while maintaining operational efficiency and investing in our core business. Excluding the impact of one-time expenses and losses, we would achieve net profit for the nine months ended September 30, 2023. In addition, our cash and cash equivalents increased by 13.4% compared to December 31, 2022, reflecting our healthy and resilient operational status. We continued to prioritize our metaverse strategy and global business expansion, empowering our metaverse business through strategic partnership and investment. Our research expenses in innovation witnessed a continuous increase, which showcases our commitment to innovation in AI technology and metaverse. Going forward, we will be dedicated to translating our current collaboration and research fruits into profitable products and business growth. We have full confidence that significant growth opportunities lie in the global metaverse industry, and the Company will lead the way to create sustainable value for our shareholders.”

Nine Months 2023 Financial Results

Total net revenues decreased by 27.0% to RMB1,036.6 million (US$142.1 million) for the nine months ended September 30, 2023 from RMB1,419.4 million in the same period of 2022, primarily caused by decrease of paying users and average revenue per paying user (“ARPPU”) due to competitive landscape of China’s mobile live streaming market.

Cost of revenues decreased by 21.3% to RMB898.0 million (US$123.1 million) for the nine months ended September 30, 2023 from RMB1,141.2 million in the same period of 2022. This decrease was primarily attributable to a year-over-year decrease of RMB215.3 million, or 21.0%, in the Company’s revenue sharing fees and content costs. Cost did not decrease as fast as revenue since some fixed cost did not reduce proportionately with revenue.

Gross profit decreased by 50.2% to RMB138.6 million (US$19.0 million) for the nine months ended September 30, 2023 from RMB278.2 million in the same period of 2022.

Total operating expenses for the nine months ended September 30, 2023 increased by 19.3% to RMB130.0 million (US$17.8 million) for the nine months ended September 30, 2023 from RMB108.9 million in the same period of 2022. However, if excluded one-time provision for credit loss of RMB16.3 million on loan receivable and RMB2.5 million office renovation expenses, our income from operation would amount to RMB111.2 million (US$15.2 million), consistent with the same period of last year.

●	Sales and marketing expenses significantly decreased by 61.9% to RMB0.5 million (US$74,000) for the nine months ended September 30, 2023 from RMB1.4 million in the same period of 2022, primarily due to fewer marketing activities as the Company tightened the budget based on current operating needs.

●	General and administrative expenses increased by18.5% to RMB54.8 million (US$7.5 million) for the nine months ended September 30, 2023 from RMB46.3 million in the same period of 2022, primarily caused by increase of RMB3.7 million in share-based compensation and RMB2.5 million office renovation expenses.

●	Research and development expenses increased by 7.4% to RMB57.7 million (US$7.9 million) for the nine months ended September 30, 2023 from RMB53.7 million in the same period of 2022, primarily due to increased R&D spending in technology innovation.

●	Provision for doubtful accounts increased by 125.0% to RMB17.0 million (US$2.3 million) for the nine months ended September 30, 2023 from RMB7.6 million in the same period of 2022, primary due to one-time credit loss provision of RMB16.3 million for the loan receivable.

Income from operations decreased by 95.0% to RMB8.5 million (US$1.2 million) for the nine months ended September 30, 2023 from RMB169.3 million in the same period of 2022. If excluded one-time provision for credit loss of RMB16.3 million, our income from operation would amount to RMB24.8 million (US$3.4 million) for the nine months ended September 30, 2023.

Change in fair value of contingent consideration amounted to a loss of RMB1.8 million (US$243,000) for the nine months ended September 30, 2023, as compared to a gain of RMB 16.1 million in the same period of 2022. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability decreased to a gain of RMB 0.2 million (US$23,000) for the nine months ended September 30, 2023 from a gain of RMB10.3 million in the same period of 2022. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security decreased to a gain of RMB1.1 million (US$152,000) for the nine months ended September 30, 2023 from a gain of RMB1.4 million for the same period of 2022. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss amounted to RMB41.8 million (US$5.7 million) for the nine months ended September 30, 2023 as compared with an investment income of RMB0.9 million in the same period of 2022. The investment loss for the nine months ended September 30, 2023 was primarily attributable to both one-time share of unrealized loss of RMB30.4 million and an impairment loss of 11.8 million in the long-term investments.

Net loss amounted to RMB37.3 million (US$5.1 million) for the nine months ended September 30, 2023, as compared to a net income of RMB191.7 million in the same period of 2022.

Net loss attributable to the Company’s shareholders amounted to RMB34.7 million (US$4.8 million) for the nine months ended September 30, 2023, as compared to a net income attributable to the Company’s shareholders of RMB189.4 million in the same period of 2022. If excluded one-time expenses amounting to RMB58.5 million in investment impairment, share of unrealized loss, and provision for credit loss, the Company had net income attributable to the Company’s shareholders of RMB23.8 million (US$3.3 million) for the nine months ended September 30, 2023.

Adjusted net loss attributable to the Company’s shareholders amounted to RMB22.0 million (US$3.0 million) for the nine months ended September 30, 2023, as compared to a net income adjusted attributable to the Company’s shareholders of RMB172.5 million in the same period of 2022.

Basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.86 (US$0.12) for the nine months ended September 30, 2023. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.92 in the same period of 2022.

Adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.54 (US$0.07) for the nine months ended September 30, 2023. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.48 in the same period of 2022.

As of September 30, 2023, the Company had cash and cash equivalents of RMB198.7 million (US$27.2 million), which represented an increase of 13.4% from RMB175.3 million as of December 31, 2022.

Business Outlook

The Company expects its total net revenues to be in the range of RMB365 million to RMB400 million in the fourth quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

About Scienjoy Holding Corporation

Scienjoy Holdings Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2023, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31, 2022	As of September, 2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	175,292	198,748	27,241
Accounts receivable, net	316,657	225,137	30,857
Prepaid expenses and other current assets	115,170	80,822	11,077
Amounts due from related parties	1,115	427	59
Investment in marketable security	40,548	41,661	5,710
Total current assets	648,782	546,795	74,944

Property and equipment, net	2,735	2,105	289
Intangible assets, net	419,055	413,872	56,726
Goodwill	172,781	172,781	23,682
Long term investment	234,176	241,545	33,106
Long term deposits and other assets	953	955	131
Right-of-use assets-operating lease	19,209	13,953	1,912
Deferred tax assets	4,337	4,992	684
Total non-current assets	853,246	850,203	116,530
TOTAL ASSETS	1,502,028	1,396,998	191,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	5,000	-	-
Accounts payable	116,251	55,531	7,611
Accrued salary and employee benefits	12,428	12,226	1,676
Accrued expenses and other current liabilities	13,264	5,056	693
Contingent consideration – earn-out liability	4,336	6,110	837
Warrant liabilities	166	-	-
Income tax payable	13,531	17,237	2,363
Lease liabilities-operating lease -current	7,174	7,882	1,080
Deferred revenue	93,383	91,763	12,577
Total current liabilities	265,533	195,805	26,837

Non-current liabilities
Deferred tax liabilities	61,236	60,172	8,247
Lease liabilities-operating lease -non-current	12,773	5,798	795
Total non-current liabilities	74,009	65,970	9,042
TOTAL LIABILITIES	339,542	261,775	35,879

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively. 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of September 30, 2023, respectively*
Class A ordinary shares	396,880	421,155	57,725
Class B ordinary shares	23,896	23,896	3,275
Shares to be issued	33,923	20,817	2,853
Treasury stocks	(16,482)	(16,482)	(2,259)
Statutory reserves	39,208	42,437	5,816
Retained earnings	665,099	627,130	85,955
Accumulated other comprehensive income	18,070	16,980	2,327
Total shareholders’ equity	1,160,594	1,135,933	155,692
Non-controlling interests	1,892	(710)	(97)
Total equity	1,162,486	1,135,223	155,595
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,502,028	1,396,998	191,474

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For nine months ended
	September 30,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,377,720	1,001,169	137,222
Live streaming - time based virtual items revenue	21,037	18,823	2,580
Technical services and others	20,658	16,573	2,271
Total revenues	1,419,415	1,036,565	142,073
Cost of revenues	(1,141,205)	(898,006)	(123,082)
Gross profit	278,210	138,559	18,991
Operating expenses
Sales and marketing expenses	(1,427)	(543)	(74)
General and administrative expenses	(46,253)	(54,831)	(7,515)
Provision for doubtful accounts	(7,552)	(16,989)	(2,329)
Research and development expenses	(53,716)	(57,665)	(7,904)
Total operating expenses	(108,948)	(130,028)	(17,822)
Income from operations	169,262	8,531	1,169
Change in fair value of contingent consideration	16,065	(1,774)	(243)
Change in fair value of warrants liability	10,340	169	23
Change in fair value of investment in marketable security	1,368	1,112	152
Investment income (loss)	854	(41,794)	(5,728)
Interest income	2,000	2,244	308
Interest expense	(37)	(137)	(19)
Other income (expenses), net	6,110	1,524	209
Foreign exchange loss, net	(1,112)	274	38
Income (loss) before income taxes	204,850	(29,851)	(4,091)
Income tax expenses	(13,192)	(7,491)	(1,027)
Net income (loss)	191,658	(37,342)	(5,118)
Less: net income (loss)attributable to noncontrolling interest	2,296	(2,602)	(357)
Net income (loss) attributable to the Company’s shareholders	189,362	(34,740)	(4,761)

Other comprehensive income (loss):
Other comprehensive income (loss) - foreign currency translation adjustment	1,299	(1,090)	(149)
Comprehensive income (loss)	192,957	(38,432)	(5,267)
Less: comprehensive income (loss) attributable to non-controlling interests	2,296	(2,602)	(357)
Comprehensive income (loss) attributable to the Company’s shareholders	190,661	(35,830)	(4,910)

Weighted average number of shares:
Basic	38,518,087	40,594,241	40,594,241
Diluted	38,524,528	40,594,241	40,594,241
Earnings (loss) per share:
Basic	4.92	(0.86)	(0.12)
Diluted	4.92	(0.86)	(0.12)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
Net income (loss) attributable to the Company’s shareholders	189,362	(34,740)	(4,761)
Less:
Change in fair value of contingent consideration	16,065	(1,774)	(243)
Change in fair value of warrants liability	10,340	169	23
Share based compensation	(9,515)	(11,169)	(1,531)
Adjusted net income (loss) attributable to the Company’s shareholders*	172,472	(21,966)	(3,010)

Adjusted net income (loss) per ordinary share
Basic	4.48	(0.54)	(0.07)
Diluted	4.48	(0.54)	(0.07)

“Adjusted net income (loss) attributable to the Company’s shareholders” is defined as net income (loss) attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.